Sam Cohen has been the President of Energy Solutions since founding the company in 1995. Energy Solutions addresses environmental problems with market-based solutions that deliver large-scale environmental benefits. Their turnkey products accelerate energy efficiency; enable distributed energy resources; promote market development for emerging technologies; and provide technical and policy support to energy standards at the local, state, and national levels. In 2013, Sam created an Employee Stock Ownership Plan (ESOP) that made Energy Solutions' employees owners in the business enterprise. Prior to starting Energy Solutions, he received a Bachelor's degree in Mechanical Engineering from UC Berkeley and worked at Lawrence Berkeley Laboratory while he earned a Masters from the Energy and Resources Department at UC Berkeley. Following a 3 year stint working in a large consulting firm, Mr. Cohen started his vision of a mission-focused consulting firm working to address climate change.

For the last 15 years, Sam has also followed his life-long passion for land restoration and growing food on land along the Marin/Sonoma border by restoring creeks, removing invasive weeds, installing infrastructure and raising grass-fed and finished beef. At SoMar Farms, Sam and his wife Katy share a goal to raise nutritional food with the lowest carbon foot print possible. Frequent herd rotation increases carbon uptake in the soil and limits erosion. We decrease erosion with stream bank stabilization. Moving our animals through multiple pastures supports soil fertility, increases forage production, avoids soil compaction and increases soil water content throughout the year. In a warming climate, our goal is that the lands we tend become more drought resistant and our animals are able to graze for longer periods. The animals we sell are born and raised on our ranch. Our animals live their lifecycle on our land without hormone supplements, routine antibiotics and are grass fed and finished.

Thanks,
Sam Cohen